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                                UNITED STATES

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                        (Amendment No. ___________)*

                      BRAVO! FOODS INTERNATIONAL CORP.
---------------------------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.001 PER SHARE
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  10566101
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                               (CUSIP Number)

                                MAY 29, 2003
---------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[ ]   Rule 13d-1(b)
[X]   Rule 13d-1(c)
[ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No. 10566101

CUSIP No. 10566101
---------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS.I.R.S. IDENTIFICATION NOS. OF ABOVE
      PERSONS.
      Mid-Am Capital, L.L.C.
---------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                  (a)   [ ]

                                                                  (b)   [ ]
---------------------------------------------------------------------------
3.    SEC USE ONLY.

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4.    CITIZENSHIP OR PLACE OF ORGANIZATION:                Delaware, USA
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Number of                 5.    SOLE VOTING POWER          2,583,700
Shares                    -------------------------------------------------
Beneficially              6.    SHARED VOTING POWER        None
Owned by                  -------------------------------------------------
Each Reporting            7.    SOLE DISPOSITIVE POWER     2,583,700 shares
Person With                     of underlying Common Stock
                          -------------------------------------------------
                          8.    SHARED DISPOSITIVE POWER   None
---------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 2,583,700 shares of underlying Common Stock.
---------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions).      [X]

      The aggregate amount in row 9 represents the maximum amount of shares That Mid-Am Capital LLC can beneficially control under a 9.99% Ownership restriction that is contained in the contract by which Mid-Am Capital LLC acquired the preferred stock and warrants. The full conversion of Mid-Am Capital LLC's preferred stock and exercise of warrants would substantially exceed the 9.99% restriction. Moreover, Mid-Am Capital LLC may make additional purchases of preferred stock or warrants, or may purchase common stock in the open market. The 9.99% restriction would continue to apply to limit the total shares beneficially owned by Mid-Am Capital LLC.

CUSIP No. 10566101
---------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)    9.99%
---------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)          CO
---------------------------------------------------------------------------

Item 1   (a)   NAME OF ISSUER:   Bravo! Foods International Corp

         (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               11300 US Highway No. 1, North Palm Beach, FL 33408

Item 2.  (a)   NAME OF PERSON FILING:   Mid-Am Capital L.L.C.

         (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
               Northpoint Tower, 10220 North Ambassador Dr.
               Kansas City, MO 64190

         (c)   CITIZENSHIP:   USA

         (d) TITLE OF CLASS OF SECURITIES: Common Stock, $0.001 par value

         (e)   CUSIP NUMBER:  105666101

Item 3.   IF THIS STATEMENT IS FILED PURSUANT TO Sections 240.13d-1(b) or
          240.13d-2(b) or (c):   Not Applicable

Item 4.   OWNERSHIP.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a) AMOUNT BENEFICIALLY OWNED: 2,583,700 shares of underlying Common Stock.

          (b)   PERCENT OF CLASS: 9.99%.

          (c)   NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

                (i)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE
                      2,583,700 shares of underlying Common Stock.

                (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE
                      0 shares

                (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
                      2,583,700 shares of underlying Common Stock.

                (iv) Shared power to dispose or to direct the disposition of 0 shares.

CUSIP No. 10566101

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not Applicable.

Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not Applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

          Not Applicable

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not Applicable

Item 9.   NOTICE OF DISSOLUTION OF GROUP

          Not Applicable

Item 10   Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referredto above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  July 9, 2003
                                       ------------------------------------
                                                      Date

                                                s/ Gerald L. Bos
                                       ------------------------------------
                                                    Signature

                                                 CEO/Treasurer
                                       ------------------------------------
                                                    Name/Title

Attention:   Intentional misstatements or omissions of fact constitute
             Federal criminal violations  (See 18 U.S.C. 1001)